February 6, 2020

Robert Cauley
Chief Executive Officer
Orchid Island Capital, Inc.
3305 Flamingo Drive
Vero Beach FL 32963

       Re: Orchid Island Capital, Inc.
           Form S-3
           Filed January 29, 2020
           File No. 333-236144

Dear Mr. Cauley:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    S. Gregory Cope, Esq.